UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated July 17, 2007

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Explanatory Note

Seaspan Corporation is filing this Amendment No. 1 on Form 6-K/A to its Form 6-K dated July 17, 2007 solely to correct Schedule A to the Vessel Management Agreement - 2500 TEU/3500 TEU Vessels, dated May 18, 2007, which contains typographical errors relating to the initial technical services fees for the eight 2500 TEU vessels. The correct initial technical services fee for the management of the eight 2500 TEU vessels is $4,000 per vessel per day.

Except as described above, this Form 6-K/A does not update or otherwise amend the Form 6-K previously filed on July 17, 2007.

Item 1 – Information Contained in this Form 6-K Report

On May 4, 2007, Seaspan Corporation (the “Company”) amended and restated its management agreement (the “Original Management Agreement”) dated August 8, 2005, among the Company, Seaspan Management Services Limited (the “Manager”), Seaspan Advisory Services Limited (“SASL”), Seaspan Ship Management Ltd. (“SSML”) and Seaspan Crew Management Ltd. (“SCML”) (the amended agreement is referred to as the “Amended Management Agreement”). The amendments primarily result from the Company’s acquisition of four 4800 TEU secondhand vessels acquired from A.P. Møller-Mærsk A/S (the “Mærsk Vessels”).

Under the terms of the Original Management Agreement, the Manager provided certain technical ship management services for the 23 vessels in the Company’s initial contracted fleet at the time of the Company’s initial public offering and certain administrative and strategic services to the Company. Under the Amended Management Agreement, the Manager will continue to provide the technical services for the initial contracted fleet and the administrative and strategic services to the Company. However, under the Amended Management Agreement, the Manager will also provide technical services for the Mærsk Vessels and the Company may, with the prior approval of the Manager, add to the Amended Management Agreement other vessels, whether under construction, new or secondhand, that the Company may acquire (these vessels together with the Mærsk Vessels and our initial contracted fleet are referred to as the “Vessels”).

The technical services provided by the Manager under the Amended Management Agreement are substantially the same as those provided under the Original Management Agreement except that certain amendments were made to account for the practicalities of acquiring secondhand vessels and vessels other than our initial contracted fleet. Those amendments include, but are not limited to, the following:

•

Pre-delivery Services. The Manager will still oversee and supervise the construction or acquisition of Vessels and the Amended Management Agreement provides further details of such services. The Manager will obtain the approval of the Company for all material decisions in respect of Vessels under construction (other than any vessel in our initial contracted fleet) and, in respect of all Vessels, for the cost of the pre-delivery services and pre-delivery purchases and expenses.

•

Dry-docking Allocation. The Manager will still allocate a portion of the technical services fees of each Vessel toward the normally scheduled dry-docking costs and expenses of such Vessel (the “Dry-docking Allocation”). For our initial contracted fleet, the Manager will still reimburse the Company for the portion of the Dry-docking Allocation paid to the Manager if the Amended Management Agreement is terminated, expires or the Manager otherwise ceases to manage such Vessel (each a “Termination Event”) before the dry-docking occurs. However, for the Mærsk Vessels, if at the time of a Termination Event, a dry-docking has occurred for which the Manager has not fully recovered the Dry-docking Allocation through the payment of technical services fees for such Vessel, the Company will reimburse the Manager for the portion of the Dry-docking Allocation not yet recovered.

For Vessels other than those of our initial contracted fleet or the Mærsk Vessels, the reimbursement of the Dry-docking Allocation upon a Termination Event will follow that of our initial contracted fleet if the Manager has sufficient time prior to the normally scheduled dry-docking after such vessel has been acquired to accrue the Dry-docking Allocation to cover the relevant cost and will follow that of the Mærsk Vessels if the Manager has paid the cost of a normally scheduled dry-docking prior to having sufficient time to accrue the Dry-docking Allocation from the Company.

•

Repairs in advance of Dry-docking. For all Vessels, the Company will reimburse the Manager for costs and expenses associated with repairs the Manager reasonably considers must be performed prior to the next normally scheduled dry-docking if a Termination Event occurs before the Manager is able to fully recover the relevant allocated fees from the Company.

•

Stores and Equipment. For Vessels other than those in our initial contracted fleet, the Company will pay for, on the recommendation of the Manager, the pre-delivery purchase of stores, spares, lubricating oils, supplies, equipment and services related to the delivery of the Vessel to ensure its seaworthiness and readiness for service and will pay all fees associated with the classification society or registration of the vessel under the relevant flag. Generally, for our initial contracted fleet where the Manager provides certain stores and equipment, the Company will reimburse the Manager for the fair market value of such stores and equipment if a Termination Event occurs. Generally, for vessels that are not part of the initial contracted fleet where the Company provides certain stores and equipment, the Manager will either return such Vessel to the Company with the same level of stores and equipment required to continue operating the vessel or pay to the Company an equivalent amount at the Company’s option.

Under the Amended Management Agreement, the Company will pay an initial technical service fee of $5,750 per vessel per day to the Manager for the management of the Mærsk Vessels. As was the case under the Original Management Agreement, this fee will remain in effect until December 31, 2008 and will be adjusted every three years thereafter. The Amended Management Agreement expires on December 31, 2025, unless it is renewed or terminated earlier pursuant to its terms.

On May 18, 2007, the Company entered into a separate management agreement (the “2500/3500 Management Agreement”) with the Manager, SASL, SSML, and SCML to provide technical services for the Company’s two 3500 TEU vessels (COSCO Fuzhou and COSCO Yingkou) and eight of the ten 2500 TEU vessels that the Company has contracted to purchase from Jiangsu Yangzijiang Shipbuilding Co., Ltd. On May 18, 2007, the Company also entered into a separate management agreement (the “5100 Management Agreement”) with the Manager, SASL, SSML, and SCML to provide technical services for the four 5100 TEU vessels that the Company has contracted to acquire from Hyundai Heavy Industries Co., Ltd.

The terms of the 2500/3500 Management Agreement and the 5100 Management Agreement are substantially similar to those of the Amended Management Agreement with respect to the technical services and services related to pre-delivery matters. Under both the 2500/3500 Management Agreement and the 5100 Management Agreement, the Manager will provide technical ship management and pre-delivery services for the relevant vessels, including managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory compliance and compliance with the law of the flag of each vessel and of the places where the vessel trades, ensuring classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, training, transportation, compensation and insurance of the crew (including processing all claims), performing normally scheduled dry-docking and general and routine repairs, arranging insurance for vessels (including marine hull and machinery insurance, protection and indemnity insurance and risks and crew insurance), purchasing certain stores and equipment, making maintenance capital expenditures for vessels during their operation, appointing supervisors and technical consultants, providing technical support, shoreside support, shipyard supervision, and attending to all other technical matters necessary to run the vessels.

Under the 2500/3500 Management Agreement, the Company will pay an initial technical service fee of $4,000 per vessel per day to the Manager for the management of the eight 2500 TEU vessels and $4,200 per vessel per day for the two 3500 TEU vessels. Under the 5100 Management Agreement, the Company will pay an initial technical service fee of $4,800 per vessel per day to the Manager for the management of the four 5100 TEU vessels. These fees will remain in effect until December 31, 2008 and will thereafter be adjusted every three years. The 2500/3500 Management Agreement and the 5100 Management Agreement each expire on December 31, 2025, unless they are renewed or terminated earlier pursuant to their terms.

On June 29, 2007, the Company amended its $365,000,000 credit facility agreement dated May 19, 2006 (the “$365M Facility”) with, among others, DnB Nor Bank ASA (“DnB”). The amendment to the $365M Facility (the “$365M Facility Amendment”) included permitting the Company to enter into 2500/3500 Management Agreement and requiring the Company to provide a first priority assignment of such management agreement in favor of the lenders and converting certain conditions precedent to each pre-delivery drawing into conditions subsequent that may be satisfied within 35 days after the relevant drawing. If the Company does not comply with the conditions subsequent within the required time periods set out in the amendment, it must immediately repay the relevant advance to which the non-compliance relates and the repayment will cure the non-compliance.

The descriptions of the Amended Management Agreement, the 2500/3500 Management Agreement, 5100 Management Agreement and the $365M Facility Amendment are qualified in their entirety by reference to the agreements themselves, which are incorporated by reference herein and included as Exhibits 99.1, 99.2, 99.3 and 99.4 hereto.

The following documents are filed with reference to and hereby incorporated by reference into this report on Form 6-K.

99.1	Amended and Restated Management Agreement, dated May 4, 2007 among Seaspan, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd.

99.2	Vessel Management Agreement—5100 TEU vessels, dated May 18, 2007 among Seaspan, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd.

99.3	Vessel Management Agreement—2500 TEU/3500 TEU Vessels, dated May 18, 2007 among Seaspan, Seaspan Management Services Limited, Seaspan Advisory Services Limited, Seaspan Ship Management Ltd. and Seaspan Crew Management Ltd.

99.4	Amendment No. 1 dated June 29, 2007 to the Credit Facility Agreement dated May 19, 2006 among Seaspan, DnB Nor Bank ASA and the certain banks and financial institutions listed on the signature pages thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: October 9, 2007	By:	/s/ Sai Chu
Sai Chu
Chief Financial Officer